NRP Stone, Inc.
                            950 Kipling Crescent S.W.
                        Redcliff, Alberta, Canada T0J 2P0


                               September 17, 2007


VIA EDGAR


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C.  20509

         Re:      NRP Stone, Inc.
                  Withdrawal of Schedule 14c
                  File No. 000-12139

Ladies and Gentlemen:

         We hereby request that NRP Stone Inc.'s Schedule 14c Information Statement, as originally filed on July 12, 2007, be withdrawn. The Company requests that this withdrawal take effect immediately or as soon hereafter as is practicable.

         If you have any questions regarding this withdrawal request, please contact Ryan M. Lambert of The Lebrecht Group, APLC at (801) 983-4948.

         Thank you for your attention to this matter.


                                            Sincerely,

                                            NRP Stone, Inc.


                                            /s/ Norman J. Davy
                                            --------------------
                                            By:   Norman J. Davy
                                            Its:  President